UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number)

Steve Debenham

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 879455 10 3	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS H.P. Jin
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,411,052 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,411,052 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,411,052 shares[1]
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[2]
(14)	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Includes an aggregate of 53,125 shares of common stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof.
[2]

The percentage of the class beneficially owned by the reporting person is based on 47,231,263 shares of common stock outstanding as of March 1, 2020 as reported to the reporting person by the Issuer and assumes that the 53,125 shares of common stock which may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.001 per share (the “Common Stock”), of Telenav, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

Item 2.	Identity and Background

(a)	This statement is filed by H.P. Jin.

(b)	Dr. Jin’s address is c/o Telenav, Inc., 4655 Great America Parkway, Suite 300, Santa Clara, CA 95054.

(c)	Dr. Jin is the President and Chief Executive Officer, and a member of the Board of Directors of the Issuer.

(d)	During the past five years, Dr. Jin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Dr. Jin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Jin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of common stock to which this Statement relates were purchased by the reporting person using his personal funds or acquired as a result of the vesting of restricted stock units awarded under the Issuer’s equity incentive pans. Of the 2,411,052 shares of common stock held by the reporting person (i) 2,042,927 shares were purchased in private transactions prior to the Issuer’s initial public offering in May 2010 or were issued subsequent to the Issuer’s initial public offering upon the exercise of options or vesting of restricted stock units granted to the reporting person under the Issuer’s equity incentive plans, (ii) 65,000 shares were purchased in open market transactions between August 2016 and November 2018, (iii) 250,000 shares were purchased in open market transactions during 2019 for an aggregate purchase price of approximately $1,828,000, and (iv) 53,125 shares may be acquired by the reporting person upon the exercise of outstanding stock options within 60 days hereof.

Item 4.	Purpose of Transaction

The acquisition of the Issuer’s common stock by the reporting person was for investment purposes only. Dr. Jin serves as an executive officer and a director of the Issuer. In these capacities, Dr. Jin takes, and will continue to take, an active role in the Issuer’s management and strategic direction.

Depending on the factors discussed herein, Dr. Jin may from time to time (i) acquire additional shares of common stock or other securities of the Issuer in the open market, through the exercise of stock options, through the vesting of restricted stock units or performance-based stock units, through purchases of shares under the Issuer’s employee stock purchase plan using his personal funds, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of common stock or other securities of the Issuer in the open market, through the exercise of stock options and sale of the underlying shares, through vesting of restricted stock units or performance-based restricted stock units and sale of the underlying shares, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner. Any actions Dr. Jin may undertake will be dependent upon his review of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, Dr. Jin has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    Dr. Jin beneficially owns 2,411,052 shares of the Issuer’s common stock or 5.1% of the Issuer’s common stock outstanding as of March 1, 2020. Dr. Jin’s ownership includes (1) 2,357,927 shares of common stock held directly by Dr. Jin, and (2) 53,125 shares of common stock that are issuable upon the exercise of options held directly by Dr. Jin that are exercisable within 60 days hereof.

(b)    The number of shares as to which the reporting person has:

(i)	Sole power to vote or direct the vote: 2,411,052

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 2,411,052

(iv)	Shared power to dispose or direct the disposition of: 0

(c)    In the past sixty days, the reporting person disposed of 16,000 shares of the Issuer’s common stock as a bona fide gift.

(d)    There is no other person known to Dr. Jin to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock covered by this Statement.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person currently holds options to purchase common stock and restricted stock units to acquire an aggregate of 695,625 shares of common stock, of which 53,125 shares may be acquired by the reporting person upon exercise of outstanding stock options within 60 days hereof.

The reporting person is party to the Issuer’s Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 14, 2009 (the “Rights Agreement”), which provides, among other things, that certain holders of the Issuer’s capital stock, including the reporting person, receive certain registration rights. The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which is incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, as filed with the SEC on October 30, 2009.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Fifth Amended and Restated Investors’ Rights Agreement, dated April 14, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-162771) filed on October 30, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2020

By:	/s/ H.P. Jin
H.P. Jin